EX. 99.28(h)(8)

Plan Of Reorganization

JNL Variable Fund LLC
JNL/Mellon Capital Value Line® 30 Fund
JNL/Mellon Capital S&P® 24 Fund

This Plan of Reorganization (“Plan”) has been entered into on April 24, 2015, by JNL Variable Fund LLC (the “Fund”), a Delaware limited liability company, on behalf of its JNL/Mellon Capital Value Line® 30 Fund (“Acquiring Fund”) and JNL/Mellon Capital S&P® 24 Fund (“Acquired Fund”).

Whereas, the Fund is registered with the U.S. Securities and Exchange Commission in accord with the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and has established several separate series of shares (“funds”), with each fund having its own assets and investment policies; and

Whereas the Fund’s Board of Managers, including a majority of the Managers who are not interested persons of the Fund, has determined that the transactions described herein are fair and reasonable, that participation in the transactions described herein is in the best interests of the Acquired Fund, and that the interests of the existing members of both the Acquired Fund and the Acquiring Fund will not be diluted as a result of the transactions described herein; and

Whereas Article IV, Section 1 of the Fund’s Amended and Restated Operating Agreement, adopted December 3, 2014 (the “Operating Agreement”), authorizes the Board of Managers to combine the assets and liabilities held with respect to any two or more funds into assets and liabilities held with respect to a single fund;

Whereas the Fund’s Board of Managers, including a majority of the Managers who are not interested persons of the Fund, has approved the reorganization of the Acquired Fund with and into the Acquiring Fund;

Now, Therefore, all the assets, liabilities and interests of the Acquired Fund shall be transferred on the Closing Date to the Acquiring Fund, as described below:

1.
The Closing Date shall be April 24, 2015, or if the New York Stock Exchange or another primary trading market for portfolio securities of the Acquired Fund or the Acquiring Fund (each, an “Exchange”) is closed to trading or trading thereon is restricted, or trading or the reporting of trading on an Exchange or elsewhere is disrupted so that, in the judgment of the Board of Managers, accurate appraisal of the value of either the Acquired Fund’s or the Acquiring Fund’s net assets and/or the net asset value per share of either class of Acquiring Fund shares is impracticable, the Closing Date shall be postponed until the first business day after the day when such trading has been fully resumed and such reporting has been restored;

2.	The transaction is expected to be treated as a taxable transaction for federal income tax purposes and accordingly:
a.
the Acquired Fund will recognize gain or loss on the transfer of the assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the liabilities; except to the extent the Acquiring Fund Shares appreciate or depreciate in value in Acquired Fund’s hands prior to distribution thereof to the Acquired Fund’s members, no gain or loss will be recognized to Acquired Fund on the distribution of Acquiring Fund shares in liquidation of the Acquired Fund; the Acquiring Fund will recognize no gain or loss on its receipt of the assets in exchange solely for Acquiring Fund Shares and its assumption of the related liabilities; the Acquiring Fund’s aggregate tax basis in the acquired assets will equal the fair market value of the Acquiring Fund shares exchanged therefor plus the amount of the liabilities assumed by Acquiring Fund, and Acquiring Fund’s holding period for the assets will begin on the day after the closing date; an Acquired Fund shareholder will recognize gain or loss on the exchange of all its Acquired Fund shares solely for Acquiring Fund shares pursuant to the reorganization transaction; an Acquired Fund shareholder’s aggregate basis in the Acquiring Fund shares it receives in the reorganization transaction will equal the fair market value of those shares on the date they are distributed, and its holding period for those Acquiring Fund shares will begin on the day following the date of such distribution; the portion of the distribution of Acquiring Fund shares by Acquired Fund that is properly chargeable to earnings and profits of Acquired Fund will be treated as a dividend for purposes of computing Acquired Fund’s dividends paid deduction; [JNAM QUESTION: if the Acquired Fund shareholders will recognize a gain or loss on the exchange of whole and fractional shares (see item 4 below) as highlighted above, what portion of the distribution of Acquiring Fund shares would be treated as a dividend?] and if the variable contracts and the insurance companies issuing them are properly structured under the insurance company provisions of the Code, contract owners whose contract values are determined by investment in shares of the Acquired Fund will not recognize any taxable income, gains or losses as a result of the reorganization transaction.

3.
On or before the Closing Date, and before effecting the reorganization transaction described herein, the Fund shall have received a satisfactory written opinion of legal counsel as to such transaction that the securities to be issued in connection with such transaction have been duly authorized and, when issued in accordance with this Plan of Reorganization, will have been validly issued and fully paid and will be non-assessable by the Fund on behalf of the Acquiring Fund.

4.
In exchange for all of its shares of the Acquired Fund, each shareholder of such Acquired Fund shall receive a number of shares, including fractional shares, of the Acquiring Fund equal in dollar value to the number of whole and fractional shares that such shareholder owns in such Acquired Fund. Each shareholder of such Acquired Fund shall thereupon become a shareholder of the Acquiring Fund.

5.
For purposes of this transaction, the value of the shares of the Acquiring Fund and the Acquired Fund shall be determined as of 4:00 p.m., Eastern Time, on the Closing Date. Those valuations shall be made in the usual manner as provided in the prospectus of the Fund.

6.
Upon completion of the foregoing transactions, the Acquired Fund shall be terminated and no further shares shall be issued by it. The classes of the Fund’s shares representing the Acquired Fund shall thereupon be closed and the shares previously authorized for those classes shall be reclassified by the Board of Managers. The Fund’s Board of Managers and management of the Fund shall take whatever actions may be necessary under Delaware law and the 1940 Act to effect the termination of the Acquired Fund.

7.
The costs and expenses of this transaction associated with soliciting proxies, including the preparation, filing, printing and mailing of proxy solicitation material and disclosure documents and obtaining a consent from an independent registered public accounting firm, shall be borne by Jackson National Asset Management, LLC.

In Witness Whereof, JNL Variable Fund LLC, on behalf of the JNL/Mellon Capital Value Line® 30 Fund and the JNL/Mellon Capital S&P® 24 Fund, has caused this Plan of Reorganization to be executed and attested in the City of Chicago, State of Illinois, on the date first written above.

JNL Variable Fund LLC

By:	/s/Mark D. Nerud
Mark D. Nerud, President

Attest:	/s/Daniel W. Koors
Daniel W. Koors, Vice President